THE ALGER ETF TRUST

360 Park Avenue South

New York, New York 10010

January 6, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward P. Bartz

Re:	The Alger ETF Trust (File Nos.: 811-23603, 333-248085)

Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger ETF Trust (the “Trust”), on or about January 13, 2021 we plan to file under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on August 17, 2020 for the purpose of registering two series of the Trust, Alger Mid Cap 40 ETF and Alger 25 ETF (together, the “Funds”). The Amendment will be filed in order to (i) reflect the comments of the staff (the “Staff”) of the SEC received to date, and (ii) make certain other revisions.

The Staff provided comments on the Registration Statement by letter dated September 17, 2020 (the “Initial Comments”). The Trust responded to the Initial Comments by letter dated November 6, 2020 (the “Response Letter”), filed with the SEC as EDGAR correspondence. The Staff has reviewed the Trust’s responses in the Response Letter, and certain additional comments were provided to Brad A. Green, Esq. and Max Vogel, Esq. by Edward P. Bartz of the Staff by phone on November 19, 2020. For the convenience of the Staff, those comments have been restated below in their entirety, and the Trust’s response follows each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

1.

SEC Comment: As respects Response No. 21 in the Response Letter, the Staff believes that the primary economic characteristics of the software industry are materially different from the other industries listed in Alger Mid Cap 40 ETF’s concentration policy—i.e., health care equipment & supplies, health care technology, biotechnology and life sciences tools & services. Please include disclosure that Alger Mid Cap 40 ETF intends to limits its investments in the software industry to those software companies that either (i) derive 50% or more of their revenues or profits from any of the health care-related industries listed in the concentration policy, or (ii) have 50% or more of their assets committed to any of the health care-related industries listed in the concentration policy.

Response: Alger Mid Cap 40 ETF has determined that it will not implement the previously-disclosed concentration policy and, instead, will include the following disclosure in the Registration Statement:

In addition, the Fund anticipates focusing, from time to time, more than 25% of its portfolio in the securities of companies in the information technology and healthcare sectors. The Fund will not invest 25% or more of its portfolio in any one industry comprising these sectors.

2.

SEC Comment: As respects Response Nos. 22 and 25 in the Response Letter, the Staff requests that the Funds disclose, in the prospectus, the reasons why a Fund may occasionally depart from its stated number of portfolio holdings.

Response: Each Fund will add the following disclosure to its prospectus:

Fund holdings may occasionally differ from this number for a variety of reasons, including because of extreme market volatility, such as when the Fund has entered a temporary defensive position. Additionally, the Fund may temporarily exceed the stated number of holdings when it acquires a new holding and determines that it is in the best interests of shareholders to sell an existing holding over a period of time, instead of immediately selling the entire holding.

3.	SEC Comment: Please disclose whether the fee waiver agreement provides for recoupment of waived fees and/or reimbursed expenses and, if so, please disclose the terms of that recoupment.

Response: The following disclosure will be added to footnote *** of each Fund’s fee and expense table:

Fred Alger Management, LLC may, during the term of the expense reimbursement contract, recoup any expenses waived or reimbursed pursuant to the expense reimbursement contract to the extent that such recoupment would not cause the expense ratio to exceed the lesser of the stated limitation in effect at the time of (i) the waiver or reimbursement and (ii) the recoupment after the repayment of the recoupment is taken into account.

Very truly yours,

/s/ Tina Payne
Tina Payne
General Counsel

cc:	Nicole M. Runyan, Esq.
Brad A. Green, Esq.
Max Vogel, Esq.
Mia Pillinger, Esq.